UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. )1

Firsthand Technology Value Fund, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

33766Y100
(CUSIP Number)

STAR EQUITY FUND, LP
JEFFREY E. EBERWEIN
53 Forest Avenue, Suite 101
Old Greenwich, Connecticut 06870
(203) 489-9504
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 14, 2022
(Date of Event Which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

    Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
1    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33766Y100

1	NAME OF REPORTING PERSONS STAR EQUITY FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 350,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 350,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 350,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.08%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 33766Y100

1	NAME OF REPORTING PERSONS STAR EQUITY FUND GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 350,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 350,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 350,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.08%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 33766Y100

1	NAME OF REPORTING PERSONS STAR INVESTMENT MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CONNECTICUT
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 350,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 350,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 350,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.08%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 33766Y100

1	NAME OF REPORTING PERSONS STAR EQUITY HOLDINGS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 350,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 350,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 350,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.08%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 33766Y100

1	NAME OF REPORTING PERSONS JEFFREY E. EBERWEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 350,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 350,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 350,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.08%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 33766Y100

1	NAME OF REPORTING PERSONS STAR VALUE, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 350,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 350,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 350,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.08%
14	TYPE OF REPORTING PERSON OO

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.        Security and Issuer.

This statement relates to the common stock, par value $0.001 per share (the “Shares”), of Firsthand Technology Value Fund, Inc. a Maryland corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 150 Almaden Blvd., Suite 1250, San Jose, CA, 95113.

Item 2.        Identity and Background.

(a) This statement is filed by:
(i)     Star Equity Holdings, Inc., a Delaware corporation (“Star Equity
Holdings”);
(ii)    Star Equity Fund, LP, a Delaware limited partnership (“Star Equity Fund”);
(iii)    Star Equity Fund GP, LLC, a Delaware limited liability company (“Star Equity GP”), which serves as the general partner of Star Equity Fund;

CUSIP No. 33766Y100
(iv)     Star Investment Management, LLC, a Connecticut limited liability company (“Star Investment Management”), which serves as the investment manager of Star Equity Fund;
(v)    Jeffrey E. Eberwein, who serves as the manager of Star Equity GP and Star Investment Management; and
(vi)    Star Value, LLC., a Delaware limited liability company (“Star Value”), which is the sole member of Star Equity GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule B annexed hereto (“Schedule B”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of Star Equity Holdings. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule B beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b) The address of the principal office of each of Star Equity Fund, Star Equity GP, Star Investment Management, Star Equity Holdings, Star Value and Mr. Eberwein is 53 Forest Avenue, Suite 101, Old Greenwich, Connecticut 06870.

(c) The principal business of Star Equity Fund is investing in securities. The principal business of Star Equity GP is serving as the general partner of Star Equity Fund. The principal business of Star Investment Management is serving as the investment manager of Star Equity Fund. The principal business of Star Equity Holdings. is serving as a diversified holding company with various divisions. The principal business of Star Value is serving as sole member of Star Equity GP. The principal occupation of Mr. Eberwein is serving as the Executive Chairman of Star Equity Holdings, and CEO and board member of Hudson Global Inc. He also serves as manager of Star Equity GP and Star Investment Management.

(d) No Reporting Person, nor any person listed on Schedule B, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)      Other than as set forth herein this paragraph, no Reporting Person, nor any person listed on Schedule B, has during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Eberwein and Lone Star Value Management, LLC (“LSVM”), an entity managed by Mr. Eberwein, are subject to an SEC administrative order dated February 24, 2020, (Exchange Act Release No. 5448) (the “Advisers Act Order”) relating to allegations, among other things, that LSVM failed to properly disclose certain specific transactions in advance and obtain client consent for these transactions prior to their completion and that LSVM failed to implement certain written policies and procedures. The Advisers Act Order alleged violations of Section 206(3) and 206(4) of the Investment Advisers Act of 1940 (“Advisers Act”) and Rule 206(4)-7 thereunder by Mr. Eberwein and LSVM. Without admitting or denying the findings, they consented to the Advisers Act Order and agreed to cease and desist from committing or causing any violations of the above-referenced Advisers Act provisions, for LSVM to be censured and to pay civil penalties of $25,000 for Mr. Eberwein and $100,000 for LSVM.

(f)      Mr. Eberwein is a citizen of the United States of America. The citizenship of the persons listed on Schedule B is set forth therein.

CUSIP No. 33766Y100
Item 3.    Source and Amount of Funds or Other Consideration.
The Shares purchased by Star Equity Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 350,000 Shares beneficially owned by Star Equity Fund, of which 1,000 shares are directly held in record name, is approximately $578,394, excluding brokerage commissions.

Item 4.     Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons expect to engage in general discussions with the Board of Directors of the Issuer (the "Board") and the Issuer's management team, which matters may include changes to the composition of the Board, the Issuer’s corporate governance and evaluating all options to maximize shareholder value, including potential business combinations or strategic alternatives involving the Issuer or certain of the Issuer’s businesses or assets.

Star Equity Fund requested the Issuer provide Star Equity Fund with a copy of the "Proposed Nominee questionnaire" referred to in Article II, Section 11, (a)(4) of the Issuer's Amended and Restated Bylaws to enable it to nominate candidates for election to the Board at the Issuer's 2023 Annual Meeting of Shareholders. This request was delivered on November 14, 2022. The Issuer has acknowledged receipt, but has not yet provided the requested materials.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with shareholders of the Issuer and others about the Issuer and the Reporting Persons' investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including Board composition) or operations of the Issuer, or potential business combinations or strategic alternatives involving the Issuer or certain of the Issuer’s businesses or assets, including transactions in which the Reporting Persons may seek to participate and potentially engage in (including with other third parties), purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in this Item 4.

Item 5.        Interest in Securities of the Issuer.

The aggregate percentage of the Shares reported owned by each person named herein is based upon 6,893,056 Shares outstanding as of September 30, 2022, which is the total number of Shares

CUSIP No. 33766Y100
reported outstanding in the Issuer’s Quarterly Report on Form 10Q, filed with the Securities and Exchange Commission on November 15, 2022.
A.    Star Equity Holdings
(a)    Star Equity Holdings, as the parent of Star Value, sole member of Star Management, and limited partner of Star Equity Fund may be deemed the beneficial owner of the 350,000 Shares beneficially owned by Star Equity Fund.
Percentage: Approximately 5.08%
(b)    1. Sole power to vote or direct vote: 350,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 350,000
4. Shared power to dispose or direct the disposition: 0

(c)    Star Equity Holdings has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of Star Equity Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
B.    Star Equity Fund
(a)    As of the close of business on November 25, 2022, Star Equity Fund beneficially owned 350,000 Shares.
Percentage: Approximately 5.08%
(b)    1. Sole power to vote or direct vote: 350,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 350,000
4. Shared power to dispose or direct the disposition: 0

(c)    The transactions in the Shares by Star Equity Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
C.    Star Equity GP
(a)    Star Equity GP, as the general partner of Star Equity Fund, may be deemed the beneficial owner of the 350,000 Shares owned by Star Equity Fund.
Percentage: Approximately 5.08%
(b)    1. Sole power to vote or direct vote: 350,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 350,000
4. Shared power to dispose or direct the disposition: 0

(c)    Star Equity GP has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of Star Equity Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
D.    Star Investment Management
(a)    Star Investment Management, as the investment manager of Star Equity Fund, may be deemed the beneficial owner of the 350,000 Shares owned by Star Equity Fund.
Percentage: Approximately 5.08%

CUSIP No. 33766Y100
(b)    1. Sole power to vote or direct vote: 350,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 350,000
4. Shared power to dispose or direct the disposition: 0

(c)    Star Investment Management has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of Star Equity Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
E.    Mr. Eberwein
(a)    Mr. Eberwein as the manager of Star Equity GP and Star Equity Management, may be deemed the beneficial owner of the 350,000 Shares owned by Star Equity Fund.
Percentage: Approximately 5.08%
(b)    1. Sole power to vote or direct vote: 350,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 350,000
4. Shared power to dispose or direct the disposition: 0
(c)    Mr. Eberwein has not entered into any transactions in the Shares during the past 60 days The transactions in the shares on behalf of Star Equity Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
F.    Star Value
(a)    Star Value, as the sole member of Star Equity GP may be deemed the beneficial owner of the Shares of common stock owned by Star Equity Fund.
Percentage: Approximately 5.08%
(b)    1. Sole power to vote or direct vote: 350,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 350,000
4. Shared power to dispose or direct the disposition: 0

(c)    Star Value has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of Star Equity Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.
(d)    No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)    Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
On November 25, 2022, the Reporting Persons entered into a Joint Filing Agreement in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with

CUSIP No. 33766Y100
respect to the securities of the Issuer. A copy of the Joint Filing Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings, or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

The following items are filed as exhibits:

99.1	Joint Filing Agreement

CUSIP No. 33766Y100

SIGNATURES
After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: November 25, 2022

Star Equity Fund, LP

By:	Star Equity Fund GP, LLC General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Star Equity Holdings, Inc.

By:	/s/ Richard K Coleman Jr.
	Name:	Richard K. Coleman, Jr.
	Title:	Chief Executive Officer

Star Equity Fund GP, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Star Investment Management, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Star Value, LLC

By:	Star Equity Holdings, Inc.

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Executive Chairman

/s/ Jeffrey E. Eberwein
Jeffrey E. Eberwein

CUSIP No. 33766Y100
SCHEDULE A
Transactions in the Securities of the Issuer During the Past Sixty Days

Shares of Common Stock Purchased/(Sold)	Price Per Share ($)[1]	Date of Purchase / Sale

STAR EQUITY FUND, LP

73	$1.31	9/23/2022
8,822	$1.31	9/26/2022
5,000	$1.35	10/20/2022
17,910	$1.34	10/21/2022
5,409	$1.30	10/24/2022
25,164	$1.31	10/25/2022
1,370	$1.31	10/26/2022
4,147	$1.31	10/27/2022
6,000	$1.30	10/28/2022
1	$1.26	10/31/2022
2,000	$1.26	11/1/2022
3,599	$1.26	11/4/2022
14,400	$1.26	11/7/2022
3,100	$1.26	11/8/2022
1,900	$1.26	11/9/2022
6,300	$1.25	11/14/2022
3,700	$1.21	11/16/2022

1 The prices reported in this column are weighted average prices. Star Equity Fund, LP undertakes to provide the Issuer and any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased (or sold) at each separate price such shares were purchased.

CUSIP No. 33766Y100
SCHEDULE B
Directors and Officers of Star Equity Holdings, Inc.

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Jeffrey E. Eberwein – Director, Executive Chairman of the Board	Chief Executive Officer of Hudson Global Inc. and Executive Chairman of Star Equity Holdings	53 Forest Ave., Suite 101, Old Greenwich, Connecticut 06870	United States
Richard K. Coleman, Jr. – Director, Chief Executive Officer	Chief Executive Officer of Star Equity Holdings	53 Forest Ave., Suite 101, Old Greenwich, Connecticut 06870	United States
Michael A. Cunnion – Director	Health Care Executive	53 Forest Ave., Suite 101, Old Greenwich, Connecticut 06870	United States
John W. Sayward – Director	Retired Health Care Executive, Retired Partner, Nippon Heart Hospital LLC,	53 Forest Ave., Suite 101, Old Greenwich, Connecticut 06870	United States
Mitchell I. Quain – Director	Industrialist	53 Forest Ave., Suite 101, Old Greenwich, Connecticut 06870	United States
John W. Gildea – Director	Retired Principal, Gildea Management Company	53 Forest Ave., Suite 101, Old Greenwich, Connecticut 06870	United States
David Noble - Chief Financial Officer	Chief Financial Officer of Star Equity Holdings	53 Forest Ave., Suite 101, Old Greenwich, Connecticut 06870	United States
Hannah Bible - Chief Legal Officer	Chief Legal Officer of Star Equity Holdings	53 Forest Ave., Suite 101, Old Greenwich, Connecticut 06870	United States